Filed Pursuant to Rule 424(B)(3)

Registration No. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 11 DATED APRIL 1, 2011

TO THE PROSPECTUS DATED JUNE 16, 2010

This Supplement No. 11 supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated June 16, 2010, Supplement No. 9 dated March 3, 2011, and Supplement No. 10 dated March 21, 2011. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Unless otherwise defined in this Supplement No. 11, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering; and

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the year ended December 31, 2010; and

•	our consolidated financial statements and the notes thereto as of and for the years ended December 31, 2010 and 2009.

Status of Offering

We commenced this initial public offering of shares of our common stock on June 16, 2010. We have broken escrow with respect to subscriptions received from all states where we are conducting this offering except Pennsylvania, which has a minimum offering amount of $25 million. As of March 29, 2011, we had accepted aggregate gross offering proceeds of $22.5 million related to the sale of 2,235,121 shares of stock, all of which were sold in the primary offering. As of March 29, 2011, approximately 72.6 million shares of our common stock remain available for sale in our primary offering, and approximately 7,500,000 shares of our common stock remain available for issuance under our distribution reinvestment plan.

Except with respect to subscriptions from Pennsylvania, subscribers should make their checks payable to “Resource Real Estate Opportunity REIT, Inc.” Until we have raised the minimum offering amount for Pennsylvania from persons not affiliated with us or our advisor, Pennsylvania investors should continue to make their checks payable to “TD Bank, N.A. as Escrow Agent for Resource Real Estate Opportunity REIT, Inc.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a Maryland corporation that intends to purchase a diversified portfolio of discounted U.S. commercial real estate and real estate-related debt that have been significantly discounted due to the effects of recent economic events and high levels of leverage on U.S. commercial real estate, including properties that may benefit from extensive renovations that may increase their long-term values. Following years of unprecedented appreciation in commercial real estate values fueled by readily available and inexpensive credit, the commercial real estate market began a significant decline in late 2007 as a result of the massive contraction in the credit and securitization markets. We believe that this decline has produced an attractive environment to acquire commercial real estate and real estate-related debt at significantly discounted prices. We have a particular focus on operating multifamily assets, and we intend to target this asset class while also purchasing interests in other types of commercial property assets consistent with our investment objectives. Our targeted portfolio will consist of commercial real estate assets, principally (i) non-performing or distressed loans, including but not limited to first- and second-priority mortgage loans, mezzanine loans, B-Notes and other loans, (ii) real estate owned by financial institutions, (iii) multifamily rental properties to which we can add value with a capital infusion (referred to as “value add properties”), and (iv) discounted investment-grade commercial mortgage-backed securities. However, we are not limited in the types of real estate assets in which we may invest and, accordingly; we may invest in other real estate assets either directly or together with a co-investor or joint venture partner. We currently anticipate holding approximately 50% of our total assets in categories (i) and (ii), 25% of our total assets in category (iii), and 25% of our total assets in category (iv). Also, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego a good investment because it does not precisely fit our expected portfolio composition. Thus, to the extent that our advisor presents us with investment opportunities that allow us to meet the requirements to be treated as a real estate investment trust, or REIT, under the Internal Revenue Code, and to maintain our exclusion from regulation as an investment company under the Investment Company Act of 1940, our portfolio composition may vary from what we have initially disclosed.

We commenced this offering on June 16, 2010 after having completed a private offering of our common stock on June 9, 2010, both of which have provided our initial capitalization.

Results of Operations

We were formed on June 3, 2009 and, as of the date of this filing, we are no longer in our organizational and development stage. As of September 7, 2010, we had raised the minimum offering amount of $2.0 million in this offering from persons who are not affiliated with us or our advisor and commenced active real estate operations. As of December 31, 2010, we had acquired only one property of immaterial size and three non-performing promissory notes, one of which we have foreclosed on. Our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the multifamily residential housing industry and real estate generally, which may reasonably be expected to have a material impact on either capital resources or the revenues or incomes to be derived from the operation of such assets or those that we expect to acquire.

Year Ended December 30, 2010 Compared to the Period from Inception to December 31, 2009

The following table sets forth the results of our operations for the year ended December 31, 2010 and for the period from June 3, 2009 (date of inception) to December 31, 2009 (in thousands).

As a result of the timing of the commencement of this offering and our active real estate operations, comparative operating results are not relevant to a discussion of operations for the two periods represented. We expect revenues and expenses to increase in future periods as we acquire additional investments.

	Year Ended December 31, 2010	For the Period June 3, 2009 (date of inception) to December 31, 2009	Increase (Decrease)
			Dollars	Percent
Revenues:
Rental income	$243	$—	$243	N/M
Interest income	41	1	40	N/M

Total revenues	284	1	283	N/M

Expenses:
Rental operating	461	—	461	N/M
Acquisition costs	442	—	442	N/M
Management fees-related parties	78	—	78	N/M
General and administrative	1,180	116	1,064	N/M
Depreciation and amortization expense	198	—	198	N/M

Total expenses	2,359	116	2,243	N/M

Net loss	$(2,075)	$(115)	$(1,960)	N/M

N/M – Not meaningful

Revenues. During the year ended December 31, 2010, we recorded income from rents we collected and from interest-bearing bank accounts in which we deposited the proceeds of this offering.

Expenses. The general and administrative expenses we incurred during the year ended December 31, 2010, consisted primarily of $589,000 of payroll, $169,000 of insurance premiums, $126,000 of directors’ fees and $60,000 in audit fees. Expenses during the year ended December 31, 2009 consisted primarily of $24,000 of insurance premiums, $32,000 of directors’ fees, and $52,000 in audit fees.

Liquidity and Capital Resources

Pursuant to this offering, we are offering up to 75 million shares of common stock, $0.01 par value per share, at $10.00 per share. We are also offering up to 7.5 million shares of common stock to be issued pursuant to our distribution reinvestment plan under which our stockholders may elect to have distributions reinvested in additional shares at $9.50 per share.

Prior to the commencement of this offering, we completed a private offering to accredited investors of up to $50.0 million in shares of common stock at $10.00 per share, with volume discounts available to investors who purchased more than $1.0 million of shares through the same participating broker-dealer. Discounts were also available for other categories of investors. The minimum permitted purchase in our private placement offering was $2,500. In addition, for every 1,000 shares of common stock an eligible investor purchased in our private placement offering, we offered to sell such investor one share of convertible stock. The private placement offering terminated on June 9, 2010 and resulted in gross offering proceeds of approximately $12.8 million, net of approximately $1.5 million of syndication costs.

As of September 7, 2010, we had reached the minimum offering amount in this offering and had broken escrow with respect to subscriptions received from all states except New York and Pennsylvania, which have minimum offering amounts of $2.5 million and $25.0 million, respectively. We subsequently raised the minimum offering amount for New York on September 17, 2010. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We will derive the capital required to purchase real estate investments and conduct our operations from the proceeds from this offering and any future offerings we may conduct, from secured or unsecured financings from banks or other lenders, from proceeds from the sale of assets and from any undistributed funds from our operations. As of December 31, 2010, we have acquired a property located at 107th Avenue in Omaha, Nebraska, a property located in Houston, Texas known as Arcadia at Westheimer, and a non-performing promissory note on a multifamily community known as Crestwood Crossings in Alabama. In addition, our advisor has advanced funds to us for certain organization and offering costs.

We intend to allocate a portion of funds raised as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties, debt investments or other assets we may hold. We cannot assure you that we will be able to access additional funds upon acceptable terms when we need them.

We currently have no outstanding debt. Once we have fully invested the proceeds of this offering, based on current lending market conditions, we expect that any debt financing we incur, on a total portfolio basis, would not exceed 35% of the cost of our real estate investments (before deducting depreciation or other non-cash reserves) plus the value of our other assets. However, the amount of debt financing we may use with respect to any one investment may be more or less than 35% of its cost or value. We may also increase the amount of debt financing we use with respect to an investment over the amount originally incurred if the value of the investment increases subsequent to our acquisition and if credit market conditions permit us to do so. Our charter does not limit us from incurring debt until our borrowings would exceed 75% of the cost (before deducting depreciation or other non-cash reserves) of our tangible assets, although we may exceed this limit under certain circumstances. We expect that our primary liquidity source for acquisitions and long-term funding will include the net proceeds of both our private and public offerings and, to the extent we co-invest with other entities, capital from any future joint venture partners. We may also pursue a number of potential other funding sources, including mortgage loans, portfolio level credit lines and government financing.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make payments to our advisor and the dealer manager of this offering, which is an affiliate of our advisor. During our offering stage, these payments include selling commissions and the dealer manager fee as well as payments to the dealer manager and our advisor for reimbursement of organization and offering expenses. However, our advisor has agreed to reimburse us to the extent that selling commissions, the dealer manager fee and other organization and offering expenses incurred by us exceed 15% of our gross offering proceeds. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection or purchase of real estate investments, the management of our assets and costs incurred by our advisor in providing services to us.

Funds from Operations and Modified Funds from Operations

Funds from operations, or FFO, is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. In addition, FFO will be affected by the types of investments in our targeted portfolio which will consist of, but are not limited to, commercial real estate assets, principally (i) non-performing or distressed loans, including but not limited to first- and second-priority mortgage loans, mezzanine loans, B-Notes and other loans, (ii) real estate that was foreclosed upon and sold by financial institutions, (iii) multifamily rental properties to which we can add value with a capital infusion (referred to as “value add properties”), and (iv) discounted investment-grade commercial mortgage-backed securities.

Since FFO was promulgated, GAAP has adopted several new accounting pronouncements, such that management and many investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations or MFFO, as defined by the Investment Program Association (“IPA”). MFFO excludes from FFO the following items:

(1)	acquisition fees and expenses;

(2)	straight-line rent amounts, both income and expense;

(3)	amortization of above- or below-market intangible lease assets and liabilities;

(4)	amortization of discounts and premiums on debt investments;

(5)	impairment charges;

(6)	gains or losses from the early extinguishment of debt;

(7)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(8)	gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(9)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(10)	gains or losses related to contingent purchase price adjustments; and

(11)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful as a measure of operating performance, because it excludes costs that management considers more reflective of investing activities or non-operating valuation and other changes. Accordingly, we believe that MFFO can be a useful metric to assist management, investors and analysts in assessing the sustainability of operating performance. As explained below, management’s evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations. Many of the adjustments made in arriving at MFFO are not applicable to us. For example, we have not suffered any impairments. Nevertheless, we explain below the reasons for each one of the adjustments made in arriving at our MFFO definition:

•

Acquisition expenses. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both of these types of investments were capitalized under GAAP; however, beginning in 2009, acquisition costs related to business combinations are expensed. Both of these acquisition costs have been and will continue to be funded from the proceeds of our offering and not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition expenses include those paid to our advisor or third parties.

•

Adjustments for straight line rents and amortization of discounts and premiums on debt investments. In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application will result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

•

Adjustments for amortization of above or below market intangible lease assets. Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes predictably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the performance of the real estate.

•

Impairment charges, gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding which may not be directly attributable to current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, management believes MFFO provides useful supplemental information by focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals.

•

Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price. Similar to extraordinary items excluded from FFO, these adjustments are not related to our continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

FFO or MFFO should not be considered as an alternative to net income (loss), nor as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition costs and other adjustments that are increases to MFFO are, and may continue to be, a significant use of cash. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations (in thousands, except per share amounts). As a result of the timing of the commencement of our public offering and our active real estate operations, FFO and MFFO are not relevant to a discussion comparing operations for the two periods presented. We expect revenues and expenses to increase in future periods as we raise additional offering proceeds and use them to acquire additional investments.

	For the Year Ended December 31, 2010	For the Period from June 3, 2009 (date of inception) to December 31, 2009
Net loss	$(2,075)	$(115)
Real estate depreciation and amortization	198	0

FFO	(1,877)	(115)

Acquisition expenses	442	0

MFFO	$(1,435)	$(115)

GAAP diluted loss per common share	$(1.78)	N/M
MFFO per share	$(1.23)	N/M

N/M – Not meaningful

Critical Accounting Policies

We consider these policies critical because they involve significant management judgments and assumptions, they require estimates about matters that are inherently uncertain, and they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of our assets and liabilities and our disclosure of contingent assets and liabilities on the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

    Real Estate Assets

Depreciation. We make subjective assessments as to the useful lives of our depreciable assets. These assessments have a direct impact on our net income, because, if we were to shorten the expected useful lives of our investments in real estate, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis throughout the expected useful lives of these investments. We consider the period of future benefit of an asset to determine its appropriate useful life. The estimated useful lives of our assets by class are as follows:

Buildings	27.5 years
Building improvements	3-27.5 years
Tenant improvements	Shorter of lease term or expected useful life

Real Estate Purchase Price Allocation. We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases, which we expect will range from one month to ten years.

We measure the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management’s estimates of value are expected to be made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors to be considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

We consider information obtained about each property as a result of our preacquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management estimates costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired will be further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with a tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

We amortize the value of in-place leases to expense over the initial term of the respective leases. The value of customer relationship intangibles will be amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense in that period.

Estimates of the fair values of the tangible and intangible assets will require us to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate estimates would result in an incorrect assessment of our purchase price allocation, which would impact the amount of our net income.

Valuation of Real Estate Assets. We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, we will assess the recoverability of the assets by estimating whether we will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis we do not believe that we will be able to recover the carrying value of the asset, we will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset.

Projections of future cash flows require us to estimate the expected future operating income and expenses related to an asset as well as market and other trends. The use of inappropriate assumptions in our future cash flows analyses would result in an incorrect assessment of our assets’ future cash flows and fair values and could result in the overstatement of the carrying values of our real estate assets and an overstatement of our net income.

    Loans Held for Investment, Net

Real estate loans held for investment are recorded at cost and reviewed for potential impairment at each balance sheet date. A loan held for investment is considered impaired when it becomes probable, based on current information, that we will be unable to collect all amounts due according to the loan’s contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or the fair value of the collateral. If a loan was deemed to be impaired, we would record a reserve for loan losses through a charge to income for any shortfall. Failure to recognize impairment would result in the overstatement of the carrying values of our real estate loans receivable and an overstatement of our net income.

    Revenue Recognition

We recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and we will include amounts expected to be received in later years in deferred rents. We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period in which the related expenses are incurred.

We make estimates of the collectability of our tenant receivables relation to base rents, including straight-line rentals, expense reimbursements and other revenue or income. We specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income.

The specific timing of a sale will be measured against various criteria related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, we will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

Interest income from performing loans receivable are recognized based on the contractual terms of the loan agreement. Fees related to any buy-down of the interest rate will be deferred as prepaid interest income and amortized over the term of the loan as an adjustment to interest income. Closing costs related to the purchase of a performing loan held for investment will be amortized using effective yield method over the term of the loan and accreted as an adjustment against interest income.

    Recent Accounting Pronouncements

Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. In July 2010, the Financial Accounting Standards Board, or FASB, issued guidance that will require companies to provide more information about the credit quality of their financing receivables in the disclosures to financial statements including, but not limited to, significant purchases and sales of financing receivables, aging information and credit quality indicators. Our adoption of this guidance in 2010 did not have a material impact on our consolidated financial statements.

Subsequent Events. In February 2010, the FASB issued guidance which removes the requirement to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. This guidance was effective upon issuance.

Fair Value Measurements. In January 2010, the FASB issued guidance that clarifies and requires new disclosures about fair value measurements. The new pronouncement requires a reporting entity to disclose the amounts and reasons for significant transfers between Level 1 and Level 2, as well as significant transfers in and out of Level 3 of the fair value hierarchy. The new guidance also requires that purchase, sales, issuances, and settlements be presented gross in the Level 3 reconciliation and that requirement is effective for years beginning after December 15, 2010 and for interim periods within those years, with early adoption permitted. Our adoption of this guidance in 2010 did not have a material impact on our financial statements. The new guidance only amends the disclosures requirements.

Experts

The following information supplements the disclosure in the prospectus under the heading “Experts.”

The consolidated financial statements and related financial statement schedules as of December 31, 2010 and 2009 and for the year ended December 31, 2010 and for the period from June 3, 2009 (date of inception) to December 31, 2009, included in this registration statement and prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2010 and 2009	F-3

Consolidated Statements of Operations for the Year Ended December 31, 2010 and for the Period from June 3, 2009 (date of inception) to December 31, 2009	F-4

Consolidated Statements of Changes in Stockholders’ Equity for the Year Ended December 31, 2010 and for the Period from June 3, 2009 (date of inception) to December 31, 2009	F-5

Consolidated Statements of Cash Flows for the Year Ended December 31, 2010 and for the Period from June 3, 2009 (date of inception) to December 31, 2009	F-6

Notes to Consolidated Financial Statements – December 31, 2010	F-7

Schedule III – Investments in Real Estate	F-17

Schedule IV – Investments in Mortgage Loans on Real Estate	F-18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Resource Real Estate Opportunity REIT, Inc.:

We have audited the accompanying consolidated balance sheets of Resource Real Estate Opportunity REIT, Inc. (a Maryland corporation) and its subsidiaries (collectively, the “Company”) as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2010 and for the period from June 3, 2009 (date of inception) to December 31, 2009. Our audits of the basic financial statements included the financial statement schedules listed in the index appearing under Item 15(a)2. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Resource Real Estate Opportunity REIT, Inc. and its subsidiaries as of December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for the year ended December 31, 2010 and for the period from June 3, 2009 (date of inception) to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

March 30, 2011

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2010	2009
ASSETS
Investments:
Rental properties, net	$8,336	$—
Loans held for investment, net	6,250	—
Cash	5,566	750
Prepaid expenses	200	12
Due from related party	48	—
Contributions receivable	155	—
Tenant receivables	14	—
Deposits	20	—
Deferred offering costs	3,684	2,153
Identified intangible assets, net	129	—

Total assets	$24,402	$2,915

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Due to related parties	$3,693	$2,281
Accounts payable and accrued expenses	854	—
Security deposits	5	—
Subscription deposits	627	549

Total liabilities	5,179	2,830

Stockholders’ equity:
Preferred stock (par value $.01; 10,000,000 shares authorized; 0 issued and outstanding)	—	—
Common stock (par value $.01; 1,000,000,000 shares authorized; 2,438,876 and 20,000 issued and outstanding, respectively)	24	—
Convertible stock (“promote shares”) (par value $.01; 50,000 shares authorized; 50,000 and 0 issued and outstanding, respectively)	1	—
Additional paid-in capital	21,388	200
Accumulated deficit	(2,190)	(115)

Total stockholders’ equity	19,223	85

Total liabilities and stockholders’ equity	$24,402	$2,915

The accompanying notes are an integral part of these statements.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the Year Ended December 31,	For the Period from June 3, 2009 (date of inception) to December 31,
	2010	2009
Revenues:
Rental income	$243	$—
Interest income	41	1

	284	1

Expenses:
Rental operating	461	—
Acquisition costs	442	—
Management fees - related parties	78	—
General and administrative	1,180	116
Depreciation and amortization expense	198	—

Total expenses	2,359	116

Net loss	$(2,075)	$(115)

Weighted average shares outstanding	1,162,713	N/M

Basic and diluted loss per share	$(1.78)	N/M

N/M - Not Meaningful

The accompanying notes are an integral part of these statements.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

AND THE PERIOD FROM JUNE 3, 2009 (DATE OF INCEPTION) TO DECEMBER 31, 2009

(in thousands)

	Common Stock		Convertible Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance at June 3, 2009	—	$—	—	$—	$—	$—	$—

Issuance of stock	20	—	—	—	200	—	200

Net loss	—	—	—	—	—	(115)	(115)

Balance at December 31, 2009	20	—	—	—	200	(115)	85

Issuance of stock	2,423	24	5	—	24,131	—	24,155
Conversion of common to convertible stock	(5)	—	45	1	—	—	1

Syndication costs	—	—	—	—	(2,943)	—	(2,943)
Net loss	—	—	—	—	—	(2,075)	(2,075)

Balance at December 31, 2010	2,438	$24	50	$1	$21,388	$(2,190)	$19,223

The accompanying notes are an integral part of this statement.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31, 2010	For the Period from June 3, 2009 (date of inception) to December 31, 2009
Cash flows from operating activities:
Net loss	$(2,075)	$(115)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	198	—
Changes in operating assets and liabilities:
Prepaid expenses	(187)	(12)
Due from related party	(48)	—
Tenant receivables	(14)	—
Deposits	(20)	—
Due to related parties, net of offering costs	(119)	128
Accounts payable and accrued expenses	854	—
Security deposits	5	—

Net cash (used in) provided by operating activities	(1,406)	1

Cash flows from investing activities:
Property acquisition	(225)	—
Loan acquisitions	(14,050)	—
Capital expenditures	(638)	—

Net cash used in investing activities	(14,913)	—

Cash flows from financing activities:
Contributions receivable	(155)	—
Proceeds from issuance of common stock	23,606	200
Subscription deposits	627	549
Syndication costs	(2,943)	—

Net cash provided by financing activities	21,135	749

Net increase in cash	4,816	750
Cash at beginning of period	750	—

Cash at end of year	$5,566	$750

Supplemental disclosure of non-cash items:
Investor contributions held in escrow which converted to common stock	$549	$—

Property received on foreclosure of a loan held for investment	$7,800	$—

The accompanying notes are an integral part of these statements.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1 – NATURE OF BUSINESS AND OPERATIONS

Resource Real Estate Opportunity REIT, Inc. (the “Company”) was organized in Maryland on June 3, 2009. On September 15, 2009, the Company commenced a private placement offering to accredited investors for the sale of up to 5.0 million shares of common stock at a price of $10 per share, with discounts available to certain categories of purchasers. The private offering closed on June 9, 2010, at which time the Company had raised aggregate gross proceeds of $12.8 million, which resulted in the issuance of 1,283,727 common shares and net proceeds of approximately $11.3 million after payment of approximately $1.5 million in syndication costs. Also, in conjunction with the private offering, the Company offered 5,000 shares of convertible stock at a price of $1 per share. Investors acquired 932 shares of the convertible stock; Resource Real Estate Opportunity Advisor, LLC (the “Advisor”), which is an indirect wholly owned subsidiary of Resource America, Inc. (“RAI”), a publicly traded company (NASDAQ: REXI) operating in the real estate, financial fund management and commercial finance sectors, purchased the remaining 4,068 shares.

On June 16, 2010, the Company’s Registration Statement on Form S-11 (File No. 333-160463), covering a primary public offering of up to 75.0 million shares of common stock and a public offering pursuant to the Company’s distribution reinvestment plan of up to an additional 7.5 million shares of common stock, was declared effective under the Securities Act of 1933 and the Company commenced its public offering, which is ongoing. The Company is offering shares of common stock in its primary offering for $10 per share, with discounts available to certain categories of investors. The Company is also offering shares pursuant to its distribution reinvestment plan at a purchase price equal to $9.50 per share. On September 7, 2010, the Company raised the minimum offering amount and broke escrow in its offering with respect to subscriptions received from investors in all states except New York and Pennsylvania, which have minimum offering amounts of $2.5 million and $25.0 million, respectively. The Company subsequently raised the minimum New York offering amount of $2.5 million on September 17, 2010. As a result of breaking escrow, the Company is no longer considered a developmental stage enterprise. As of December 31, 2010, a total of 1,159,649 shares of common stock have been issued in connection with the Company’s public offering. The Advisor has been engaged to manage the day-to-day operations of the Company. The Advisor contributed $200,000 to the Company in exchange for 20,000 shares of common stock on June 17, 2009, of which 4,500 shares were converted into 45,000 shares of convertible stock in June 2010.

The Company’s objective is to purchase a diversified portfolio of discounted U.S. commercial real estate and real estate-related assets in order to generate gains to stockholders from the potential appreciation in the value of the assets and to generate current income for stockholders by distributing cash flow from the Company’s investments. The Company intends to acquire real estate-related debt and equity that has been significantly discounted due to the effects of recent economic events and high levels of leverage, as well as stabilized properties that may benefit from extensive renovations that may increase their long-term values. The Company has a particular focus on acquiring and operating multifamily assets, and it intends to target this asset class while also acquiring interests in other types of commercial property assets consistent with its investment objectives. The Company’s targeted portfolio will consist of commercial real estate assets, principally (i) non-performing or distressed loans, including but not limited to first and second priority mortgage loans, mezzanine loans, subordinate participations in first mortgage loans, or B-Notes, and other loans, (ii) real estate that was foreclosed upon and sold by financial institutions, (iii) multifamily rental properties to which the Company can add value with a capital infusion (“value add properties”), and (iv) discounted investment-grade commercial mortgage-backed securities. However, the Company is not limited in the types of real estate assets in which it may invest and, accordingly, it may invest in other real estate-related assets either directly or together with a co-investor or joint venture partner.

The Company intends to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes under the provisions of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2010. To maintain its REIT qualification for U.S. federal income tax purposes, the Company is generally required to distribute at least 90% of its taxable net income (excluding net capital gains) to its stockholders as well as comply with certain other requirements. Accordingly, the Company generally will not be subject to U.S. federal income taxes to the extent that it annually distributes at least 90% of its taxable net income to its stockholders. The Company also intends to operate its business in a manner that will permit it to maintain its exemption from registration under the Investment Company Act of 1940.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

DECEMBER 31, 2010

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its direct and indirect wholly-owned subsidiaries as follows:

Subsidiary	Apartment Complex	Number of Units	Location
RRE Opportunity Holdings, LLC	N/A	N/A	Wilmington, Delaware
Resource Real Estate Opportunity OP, LP	N/A	N/A	Wilmington, Delaware
RRE 107th Avenue Holdings, LLC (“107th Avenue”)	107th Avenue	5	Omaha, Nebraska
RRE Westhollow Holdings, LLC (“Westhollow”)	Arcadia	404	Houston, Texas
RRE Crestwood Holdings, LLC (“Crestwood”)	Crestwood	270	Birmingham, Alabama

All intercompany accounts and transactions have been eliminated in consolidation.

Adoption of New Accounting Standards

Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. In July 2010, the Financial Accounting Standards Board (“FASB”) issued guidance that will require companies to provide more information about the credit quality of their financing receivables in the disclosures to financial statements including, but not limited to, significant purchases and sales of financing receivables, aging information and credit quality indicators. The Company’s adoption of this guidance in 2010 did not have a material impact on its consolidated financial statements.

Subsequent Events. In February 2010, the FASB issued guidance which removes the requirement to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. This guidance was effective upon issuance.

Fair Value Measurements. In January 2010, the FASB issued guidance that clarifies and requires new disclosures about fair value measurements. The new pronouncement requires a reporting entity to disclose the amounts and reasons for significant transfers between Level 1 and Level 2, as well as significant transfers in and out of Level 3 of the fair value hierarchy. The new guidance also requires that purchase, sales, issuances, and settlements be presented gross in the Level 3 reconciliation and that the requirement is effective for years beginning after December 15, 2010 and for interim periods within those years, with early adoption permitted. The Company’s adoption of this guidance in 2010 did not have a material impact on its financial statements. The new guidance only amends the disclosures requirements.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company estimates the allowance for uncollectible receivables and loan losses and adjusts the balance quarterly. Actual results could differ from those estimates.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2010

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Rental Properties

The Company records acquired rental properties at cost. The Company considers the period of future benefit of an asset to determine its appropriate useful life. The Company anticipates the estimated useful lives of its assets by class are as follows:

Buildings	27.5 years
Building improvements	3-27.5 years
Tenant improvements	Shorter of lease term or expected useful life

The Company will present operations related to properties that have been sold or properties that are intended to be sold as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold will be designated as “held for sale” on the consolidated balance sheet.

Impairment of Long Lived Assets

When circumstances indicate the carrying value of a property may not be recoverable, the Company reviews the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition. The review also considers factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors.

If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss would be recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss would be the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income. There was no indication of impairment as of December 31, 2010 and 2009.

Loans Held for Investment, Net

The Company records acquired loans held for investment at cost and reviews them for potential impairment at each balance sheet date. A loan held for investment is considered impaired when it becomes probable, based on current information, that the Company is unable to collect all amounts due according to the loan’s contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or a practical expedient, the fair value of the collateral. If a loan is deemed to be impaired, the Company records a reserve for loan losses through a charge to income for any shortfall.

The Company may acquire real estate loans at a discount due to their credit quality. Revenues from these loans are recorded under the effective interest method. Under this method, an effective interest rate (“EIR”) is applied to the cost basis of the real estate loan held for investment. The EIR that is calculated when the loan held for investment is acquired remains constant and is the basis for subsequent impairment testing and income recognition. If the amount and timing of future cash collections are not reasonably estimable, the Company accounts for the real estate receivable on the cost recovery method. Under the cost recovery method of accounting, no income is recognized until the basis of the loan held for investment has been fully recovered.

Interest income from performing loans held for investment is recognized based on the contractual terms of the loan agreement. Fees related to any buy down of the interest rate is deferred as prepaid interest income and amortized over the term of the loan as an adjustment to interest income. Closing costs related to the purchase of a performing loan held for investment are amortized over the term of the loan and accreted as an adjustment against interest income.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2010

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Allocation of Purchase Price of Acquired Assets

The cost of rental properties is allocated to net tangible and intangible assets based on relative fair values. Fair value estimates are based on information obtained from a number of sources, including information obtained about each property as a result of due diligence, marketing and leasing activities. The Company allocates the purchase price of properties to acquired tangible assets, consisting of land, building, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, value of in-place leases and value of tenant relationships, based in each case on their fair values.

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The Company amortizes any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases.

The Company measures the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management’s estimates of value are made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors to be considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management also estimates costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired is further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of the Company’s existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

The Company amortizes the value of in-place leases to expense over the average initial term of the respective leases. The value of customer relationship intangibles are amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense in that period.

The determination of the fair value of the assets and liabilities acquired requires the use of significant assumptions with regard to current market rental rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the purchase price allocations, which could impact the amount of the Company’s reported net income. Initial purchase price allocations are subject to change until all information is finalized, which is generally within one year of the acquisition date.

Revenue Recognition

The Company recognizes minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and includes amounts expected to be received in later years in deferred rents. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2010

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Revenue Recognition – (Continued)

The Company makes estimates of the collectability of its tenant receivables related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. The Company determines its allowance by considering a number of factors, including the length of time receivables are past due, security deposits held, the Company’s previous loss history, the tenants’ current ability to pay their obligations to the Company, the condition of the general economy and the industry as a whole. In addition, with respect to tenants in bankruptcy, the Company makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on the Company’s net income because a higher bad debt reserve results in less net income. At December 31, 2010 and 2009, there was $1,105 and $0, respectively, in the allowance for uncollectable receivables.

The specific timing of a sale is measured against various criteria related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for gain recognition under the full-accrual method are not met, the Company defers gain recognition and accounts for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

The future minimum rental payments to be received from noncancelable operating leases is approximately $1.1 million and $37,000 for the years ending 2011 and 2012, respectively, and none thereafter.

Deferred Offering Costs

Through December 31, 2010, the Advisor has advanced approximately $3.8 million on behalf of the Company related to public offering costs consisting of accounting, advertising allocated payroll, due diligence, marketing, legal and similar costs. A portion of these costs is charged to equity upon the sale of each share of common stock sold under the public offering. Similarly, a portion of the proceeds received from such sales is paid to the Advisor to reimburse it for the amount incurred on behalf of the Company. Deferred offering costs represent the portion of the total costs incurred that have not been charged to equity to date and is the major component of due to related parties on the consolidated balance sheet. As of December 31, 2010, approximately $300,000 has been reimbursed to the Advisor. Upon completion of the public offering, any excess deferred offering costs will be charged back to the Advisor.

Income Taxes

The Company intends to elect and qualify to be taxed as a REIT, commencing with its taxable year ended December 31, 2010. Accordingly, the Company generally will not be subject to corporate U.S. federal income tax to the extent that it makes qualifying distributions to its stockholders, and provided it satisfies on a continuing basis, through actual investment and operating results, the REIT requirements including certain asset, income, distribution and stock-ownership tests. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, it is subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which it fails its REIT qualification. Accordingly, the Company’s failure to qualify as a REIT could have a material adverse impact on its results of operations and amounts available for distribution to its stockholders.

The dividends-paid deduction of a REIT for qualifying dividends to its stockholders is computed using the Company’s taxable income as opposed to net income reported on the financial statements. Generally, taxable income differs from net income reported on the financial statements because the determination of taxable income is based on tax provisions and not financial accounting principles.

The Company may elect to treat certain of its subsidiaries as taxable REIT subsidiaries (“TRSs”). In general, the Company’s TRS may hold assets and engage in activities that the Company cannot hold or engage in directly and generally may engage in any real estate or non-real estate-related business. A TRS is subject to U.S. federal, state and local corporate income taxes.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2010

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Earnings Per Share

Basic earnings per share is calculated on the basis of weighted average number of common shares outstanding during the year. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted to common stock. The convertible shares discussed in Note 6 are not included in the diluted earnings per share calculation. All common shares and per common share information in the financial statements have been adjusted retroactively for the effect of a 1.5% stock dividend declared March 15, 2011 to shareholders of record as of February 28, 2011.

NOTE 3 – RENTAL PROPERTIES, NET

The Company’s investments in rental properties consisted of the following as of December 31, 2010 and 2009 (in thousands):

	December 31,
	2010	2009
Land	$968	$—
Building and improvements	7,297	—
Furniture, fixtures and equipment	136	—

	8,401	—
Less: accumulated depreciation	(65)	—

	$8,336	$—

The Company’s depreciation expense for the year and period ended December 31, 2010, and 2009 was approximately $65,000 and $0, respectively.

NOTE 4 – LOANS HELD FOR INVESTMENT, NET

On December 21, 2010, the Company purchased, at a discount, two non-performing promissory notes (the “Crestwood Notes”) with an unpaid balance of $10.7 million secured by a first lien mortgage on a 270-unit multifamily community known as Crestwood Crossings Apartments (“Crestwood”) located in Birmingham, Alabama. The contract purchase price for the Crestwood Notes was $6.3 million, excluding closing costs, and was funded from the proceeds of the Company’s public offering. The Company foreclosed on the Crestwood Notes on March 2, 2011 and took possession of the property.

NOTE 5 – ACQUISITIONS AND FORECLOSURES

RRE 107th Avenue – Omaha, Nebraska

On August 26, 2010, the Company purchased a residential apartment complex located at 107th Avenue, in Omaha, Nebraska (“RRE 107th Avenue”) for a purchase price of $225,000, plus closing costs. The Company paid an acquisition fee of $5,456, or 2% of the purchase price and closing costs, to the Advisor.

The following table presents the purchase price allocation of the asset acquired (in thousands):

Rental property, at cost:
Land	$25
Buildings	196

221
Acquired intangibles – in-place leases	4

Cash paid for acquired rental property	$225

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2010

NOTE 5 – ACQUISITIONS AND FORECLOSURES – (Continued)

Arcadia – Houston, Texas

On September 3, 2010, the Company purchased at a discount, a non-performing promissory note (the “Westhollow Note”) for a discounted purchase price of $7.8 million plus closing costs. This note was secured by a first priority Deed of Trust and Security Agreement on a 404-unit multifamily residential community known as Arcadia, located in Houston, Texas. The Company paid an acquisition fee of $228,808, or 2% of the purchase price and closing costs, to its Advisor. Upon acquiring the note, the Company contacted the borrower but was unsuccessful in its attempts to either restructure the Westhollow Note or negotiate a discounted payoff. Subsequently, on October 5, 2010, the Company was the successful bidder at the trustee’s sale of the property and as such, title to Arcadia was transferred to it in exchange for the Westhollow Note. The Company’s bid equaled the carrying value of the Westhollow Note which the Company believed to be a reasonable approximation of the fair value of Arcadia. The cost of this real estate investment was subsequently allocated to net tangible and intangible assets based on relative fair values.

The following table presents the purchase price allocation of Arcadia which was acquired in exchange for the Westhollow Note (in thousands):

Rental property, at cost:
Land	$943
Buildings	6,599

7,542
Acquired intangibles - in-place leases	258

Value assigned for rental property	$7,800

NOTE 6 – IDENTIFIED INTANGIBLE ASSETS, NET

Identified intangible assets, net, consisted of in-place leases of approximately $262,000 as of December 31, 2010, net of accumulated amortization of approximately $133,000 with a weighted average remaining life of three months. Expected amortization expense for the year ending December 31, 2011 is approximately $129,000. There were no intangible assets at December 31, 2009.

NOTE 7 – EQUITY

Preferred stock

The Company’s charter authorizes the Company to issue 10.0 million shares of its $0.01 par value preferred stock. As of December 31, 2010 and 2009, there were no shares of preferred stock issued and outstanding.

Common stock

On June 17, 2009, the Advisor purchased 20,000 shares of the Company’s common stock for a total cash consideration of $200,000 and was admitted as its initial stockholder. On June 15, 2010, the Advisor converted 4,500 common shares to 45,000 shares of the Company’s convertible stock. Through December 31, 2010, the Company had issued an aggregate of 1,263,727 shares of its common stock in connection with its initial private offering, and 1,159,649 shares of its common stock in connection with its currently ongoing public offering. As of December 31, 2010 and 2009, the Company had 2,438,876 and 20,000 shares of common stock outstanding, respectively.

Convertible stock

The Advisor owns 49,068 shares and outside investors own 932 shares of the Company’s $0.01 par value convertible stock. The convertible stock will convert into shares of the Company’s common stock on one of two events: first, if the Company has paid distributions to common stockholders such that aggregate distributions are equal to 100% of the price at which the Company originally sold the shares plus an amount sufficient to produce a 10% cumulative, non-compounded annual return at that price; and secondly, if the Company lists its common stock on a national securities exchange and, on the 31st trading day after listing, the Company’s value based on the average trading price of its common stock since the listing, plus prior distributions, combine to meet the same 10% return threshold. The Advisor has granted 17,346 shares of its convertible stock to employees of RAI; these shares will vest ratably over the next three years. None of these shares have vested as of December 31, 2010. As of December 31, 2010 and 2009, the Company had 50,000 and 0 shares, respectively, of the Company convertible stock outstanding.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2010

NOTE 7 – EQUITY – (Continued)

The convertible stock will be of no value unless the Company’s common stockholders realize or have an opportunity to realize a stated minimum return as a result of the Company’s cumulative distributions or the trading price of our shares on a national securities exchange. As a result, the Company’s convertible stock is economically similar to a back-end incentive fee, which many other non-traded REITs have agreed to pay to their external advisors.

Distribution Reinvestment Plan

The Company is also offering up to 7.5 million shares pursuant to its distribution reinvestment plan at a purchase price initially equal to $9.50 per share. As of December 31, 2010, no shares had been purchased under this plan.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has entered into an advisory agreement with the Advisor (“the Advisory Agreement”) pursuant to which the Advisor is responsible for managing, operating, directing and supervising the operations and administration of the Company and its assets. Pursuant to the terms of the Advisory Agreement, the Advisor is entitled to specified fees upon the provision of certain services, including payment of acquisition fees, asset management fees, disposition fees, debt financing fees and reimbursement of certain expenses related to the Company’s offering and operations, including organization and offering expenses, acquisition expenses and operating expenses.

The Advisor is reimbursed for expenses it incurs in connection with its provision of services to the Company, including the Company’s allocable share of costs for Advisor personnel and overhead. However, the Company will not reimburse the Advisor or its affiliates for employee costs in connection with services for which the Advisor earns acquisition fees or disposition fees. The Advisor has advanced funds to the Company for both operating costs and organization and offering costs.

Advances for operating costs for the year and period ended December 31, 2010 and 2009 totaled approximately $808,000 and $116,000, respectively. Amounts due to the Advisor as of December 31, 2010 and 2009 were $924,000 and $116,000 for operating advances, respectively. These amounts are being reimbursed to the Advisor from the proceeds of the Company’s initial public offering pursuant to the terms of the Advisory Agreement.

The Advisor has also advanced funds to the Company for organization and offering costs. Gross advances for organization and offering for the year and period ended December 31, 2010 and 2009 totaled approximately $1.1 million and $1.9 million, respectively. Amounts incurred by the Advisor as of December 31, 2010 and 2009 were $2.7 million and $1.9 million, respectively. These amounts are reimbursable to the Advisor only to the extent provided by the terms of the Advisory Agreement described below.

Pursuant to the terms of the Advisory Agreement, with respect to the Company’s private offering, the Advisor was entitled to receive a non-accountable expense reimbursement in an amount equal to 2.5% of the gross offering proceeds. For the year ended December 31, 2010, such reimbursements totaled approximately $315,000. In addition, with respect to the Company’s ongoing initial public offering, the Advisor is entitled to receive an organization and offering expense reimbursement of up to 2.5% of gross offering proceeds, but only to the extent that such reimbursement will not cause organization and offering expenses (other than selling commissions and the dealer manager fee) to exceed 2.5% of gross offering proceeds as of the date of such reimbursement. For the year ended December 31, 2010, such reimbursements totaled approximately $276,000. As of December 31, 2010, a total of $14,000 of expense reimbursements due to the Advisor was unpaid.

The Company pays the Advisor, or an affiliate, an acquisition fee of 2.0% of the cost of investments acquired on behalf of the Company plus any capital expenditure reserves allocated, or the amount funded by the Company to acquire loans, including acquisition expenses and any debt attributable to such investments. For the year and period ended December 31, 2010 and 2009, the Advisor earned and the Company paid to the Advisor approximately $360,000 and $0, respectively, in acquisition fees.

The Company pays the Advisor, or an affiliate, an acquisition expense reimbursement for all out-of-pocket expenses incurred in connection with the selection and acquisition of properties or other real estate-related debt investments, whether or not the Company ultimately acquires the property or debt investment. For the year and period ended December 31, 2010 and 2009, the Advisor earned and the Company paid to the Advisor approximately $28,000 and $0, respectively, in acquisition expense reimbursements.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2010

NOTE 8 – RELATED PARTY TRANSACTIONS – (Continued)

The Company pays the Advisor a monthly asset management fee equal to one-twelfth of 1.0% of the higher of the cost or the independently appraised value of each asset, without deduction for depreciation, bad debts or other non-cash reserves. The asset management fee will be based only on the portion of the costs or value attributable to the Company’s investment in an asset if the Company does not own all or a majority of an asset and does not manage or control the asset. For the year and period ended December 31, 2010 and 2009, the Advisor earned and the Company paid to the Advisor approximately $29,000 and $0, respectively, in asset management fees.

The Company executed a dealer manager agreement with Chadwick Securities, Inc. (“Chadwick”), an affiliate of the Advisor, pursuant to which Chadwick has been engaged to serve as the Company’s dealer manager. Chadwick is responsible for marketing the Company’s shares in its public offering. Pursuant to the terms of the dealer-manager agreement, the Company pays Chadwick a selling commission of up to 7% of gross public offering proceeds and a dealer-manager fee of up to 3% of gross offering proceeds. Chadwick reallows all selling commissions earned and up to 1.0% of the dealer-manager fee as a marketing fee to participating broker-dealers. No selling commissions or dealer-manager fees are earned by Chadwick in connection with sales under the distribution reinvestment plan. Additionally, the Company may reimburse Chadwick for bona fide due diligence expenses. For the year ended December 31, 2010, Chadwick earned selling commissions and dealer-manager fees of approximately $1.1 million and there were no due diligence expense reimbursements.

For the period ended December 31, 2009, Chadwick earned selling commissions and dealer-manager fees of approximately $1.2 million in connection with the Company’s private offering. No fees or expense reimbursements related to the private offering were incurred during the year ended December 31, 2010.

The Company has entered into a management agreement with Resource Real Estate Opportunity Manager, LLC (the “Manager”), an affiliate of the Advisor, pursuant to which the Manager will manage real estate properties and real estate-related debt investments and coordinate the leasing of, and manage construction activities related to, some of the real estate properties for the benefit of the Company. Pursuant to the terms of the management agreement, the Manager is entitled to specified fees upon the provision of certain services, including payment of a construction management fee and property management/debt servicing fees. For the year and period ended December 31, 2010 and 2009, the Manager earned and the Company paid to the Manager approximately $48,000 and $0, respectively, in property management fees.

On June 15, 2010, the Advisor converted 4,500 shares of the Company’s common stock into 45,000 shares of convertible stock and purchased 4,068 additional shares of convertible stock for $1 per share. In March 2011, five convertible shares were purchased by an eligible investor thereby reducing the Advisor’s balance by these shares. The Advisor has granted 17,346 shares of the convertible stock to employees of RAI; these shares will vest ratably over the next three years. None of these shares have vested as of December 31, 2010.

NOTE 9– DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company estimates fair value of each financial instrument for which it is practicable to estimate. The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Given the date of the acquisition of the Crestwood Notes, the carrying value of $6.3 million approximates fair value.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

DECEMBER 31, 2010

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events and determined that no events have occurred which would require an adjustment to the consolidated financial statements, except for the retroactive adjustment of all per share and share amounts relative to the stock distribution.

Stock Distribution Declaration

On January 24, 2011, the Company’s Board of Directors declared a stock distribution of 0.015 shares of the Company’s common stock, $0.01 par value per share (“Common Stock”), or 1.5% of each outstanding share of common stock, to the stockholders of record at the close of business on February 28, 2011. These shares were distributed on March 15, 2011.

Property Foreclosure

On March 2, 2011, the Company took title to Crestwood by foreclosing on the Crestwood Notes. Crestwood is a 270-unit multifamily residential community situated near a major retail center. Crestwood encompasses approximately 255,750 rentable square feet with an average unit size of 947 square feet. Crestwood A features amenities including a pool, two playgrounds, laundry facilities and a lighted basketball court.

Loan Portfolio Acquisition

On March 15, 2011, the Company purchased a portfolio of two non-performing first mortgage loans and two performing first mortgage loans secured by multifamily rental properties located in Detroit and Kalamazoo, MI; Columbus City, IN; and Oberlin, OH for approximately $3.1 million, excluding closing costs.

Sales of Shares of Common Stock

From January 1, 2011 through March 29, 2011, the Company raised approximately $10.9 million through the issuance of approximately 1.1 million shares of common stock under its public offering. As of March 29, 2011, approximately 72.6 million shares remained available for sale to the public under the offering, exclusive of shares available under the Company’s distribution reinvestment plan.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SCHEDULE III

Real Estate and Accumulated Depreciation

December 31, 2010

(dollars in thousands)

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I
Description	Encumbrances	Initial cost to Company	Cost capitalized subsequent to acquisition	Gross Amount at which carried at close of period	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which depreciation in latest income is computed
		Buildings and Land Improvements	Improvements Carrying Costs	Buildings and Land Improvements Total
Real estate owned:
Residential	$—	$221	$14	$235	$(2)	1961	08/26/2010	3 - 27.5 years
Omaha, NE

Residential	—	7,542	624	8,166	(63)	1978	10/05/2010	3 - 27.5 years
Houston, TX

	$—	$7,763	$638	$8,401	$(65)

Year Ended December 31, 2010
Balance, beginning of the period	$—
Additions during period:
Acquisitions	7,763
Improvements, etc.	638

Balance, at close of period	$8,401

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SCHEDULE IV

Mortgage Loans on Real Estate

December 31, 2010

(in thousands)

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H
Description	Interest rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages	Carrying amount of mortgages	Principal amount of loans subject to delinquent principal or interest
Multifamily unit, Birmingham, AL	Fixed interest rate of 6.0%	12/01/2010	n/a	n/a	$6,825	$4,252

Multifamily unit, Birmingham, AL	1 month LIBOR + 2.0%	12/01/2010	n/a	n/a	3,208	1,998

					$10,033	$6,250

Year Ended December 31,
2010
Balance, beginning of the period	$—
Additions:
New loans	6,250

Balance, end of the period	$6,250